January 9, 2020

QTA: TSX VENTURE

QTRRF: OTCQB International

QUATERRA ANNOUNCES RESULTS OF 2019 EXPLORATION PROGRAM AT
GROUNDHOG COPPER-GOLD PROSPECT, ALASKA

VANCOUVER, B.C. - Quaterra Resources Inc. ("Quaterra" or the "Company") and Chuchuna Minerals Company ("Chuchuna") today announced the results of the 2019 geophysical and geologic exploration program conducted at the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska.

During August and September 2019, Geotech of Ontario, Canada, completed a 1,664 line kilometer ZTEM and magnetic survey covering 165 square miles of the Groundhog property. A review of the data resulted in the selection of 19 targets that were ranked using ZTEM responses from similar porphyry systems, including the Pebble Project porphyry copper, gold and molybdenum deposit, which lies about five kilometers to the southwest of Groundhog. Targets were picked along a resistivity slice at 400-meters in depth from a 2D inversion. Eight top-ranked targets were selected that compare favorably in size and intensity to the ZTEM responses of other mineralized systems in Central and North American mining districts. An additional 11 target anomalies were identified that were less similar to other known deposits.

The combined interpretation of all of the geophysical data collected on the Groundhog property to date leads to grouping the ZTEM targets into two areas: the northwest sector associated with the Alpha magnetic anomaly and the southeast sector, an extension of the ZG fault zone area trending northeastward from Pebble. Additional IP and drilling will be required to evaluate these anomalies, but the timing and scope of such programs has yet to be determined. Chuchuna has expanded its land position based on ZTEM results.

A limited geologic reconnaissance program of the strongest ZTEM survey targets did not identify any significant geochemical anomalies, due primarily to thick overburden and scarce outcrop. Traverses in Groundhog Creek and White Rock Creek discovered pyritic, argillically altered crystalline igneous dike rocks of uncertain relationship with the Tertiary cover rocks. Argillically altered and pyritized volcanic rocks and gabbros were also sampled in the northern part of the White Rock Creek Canyon. Geologic work - including an IP line and a shallow drill hole in 2017 at the Alpha anomaly in the northern part of the ZTEM survey area - found areas of strong to pervasive propylitic alteration, with veined and weakly mineralized (anomalous copper to 0.18%, Mo 0.01%, Au 0.8 ppm) basalt/gabbro/pyroxenite.

ZTEM is a geophysical method that measures changes in resistivity. Because IP response (sulfides) are often associated with changes in resistivity related to various alteration types, the large area covered by the ZTEM survey will facilitate interpretation of wide-spaced ground IP lines that could result in the identification of one or more blind sulfide systems.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble project, which is approximately five kilometers south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Quaterra reached an agreement with Chuchuna in 2017 whereby it has to provide $5 million over five years in exploration spending, later amended to six years, in order to earn a 90% interest in Groundhog. The Company is also required to pay a lump sum of $3 million at the end of the sixth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. (All amounts are expressed in U.S. dollars). Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra. Chuchuna is an Alaskan company jointly owned by Kijik Corporation, the ANSCA village corporation for the community of Nondalton, and Alaska Earth Sciences, an Anchorage-based mineral exploration company.

Technical information in this news release has been approved by William T. Ellis, CPG # 8719, Vice President, Alaska Earth Sciences, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. It has the right to earn a 90% interest in the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska. Quaterra also has the right to purchase a 100% interest in 678 unpatented mining claims associated with the Butte Valley prospect, a large, partially explored porphyry copper-gold system located in eastern Nevada. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Gerald Prosalendis, President and CEO
Quaterra Resources Inc.

For more information please contact:

Gerald Prosalendis, President and CEO
Quaterra Resources Inc.
250-940-3581

Tom Patton, Chairman
Quaterra Resources Inc.
604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "will", "may", "intends", "anticipates", "offers the potential", "suggests", "plans", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release